                                MOVIE STAR, INC.
                                  1115 BROADWAY
                                   11TH FLOOR
                               NEW YORK, NY 10010

                                                                January 30, 2007

VIA EDGAR

Mr. Michael Moran
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

               RE:  MOVIE STAR, INC.
                    FORM 10-K FOR FISCAL YEAR ENDED JUNE 30, 2006
                    FILED SEPTEMBER 27, 2006
                    COMMISSION FILE NO. 1-5893

Dear Mr. Moran:

          We respond as follows to the Staff's comments received on November 30,
2006 relating to the Annual Report of Form 10-K for the fiscal year ended June
30, 2006 ("Form 10-K") of Movie Star, Inc. ("Company"). Captions and page references herein correspond to those set forth in Form 10-K previously filed with the Commission. In response to the Staff's comments, we are also filing simultaneously herewith Amendment No. 1 to the Form 10-K for the fiscal year ended June 30, 2006 ("Form 10-K/A"), as marked to show changes from the Form
10-K. We are also delivering three (3) courtesy copies of such marked Form
10-K/A to Brian McAllister. The numbered paragraphs below correspond to the numbered paragraphs in the comment letter.

Item 8. Financial Statements, page 22

Consolidated Statements of Cash Flows, page 27

          1.   As reflected in the Form 10-K/A, the Consolidated Statements of
               Cash Flows (page 14 of the 10-K/A) now present cash flows from the insurance settlement within investing activities.
               Additionally, the discussion of cash flows from operating
               activities contained in the liquidity and capital resources section of management's discussion and analysis has been revised in response to the Staff's comment (page 7 of the 10-K/A). Note
               18 has been added to the Notes to the Consolidated Financial
               Statements as required by paragraphs 36 and 37 of APB No. 20 and an explanatory note has been included on the cover page of the
               Form 10-K/A. In addition, we have considered the restatement of our Consolidated Statement of Cash Flows for the fiscal year ended June 30, 2006 and have determined that it has not changed our evaluation of the effectiveness of our disclosure controls and procedures as of June 30, 2006.

Notes to Consolidated Financial Statements, page 29

1. Summary of Significant Accounting Policies, page 29

Segment Reporting, page 32

          2.   Since acquiring the assets of Sidney Bernstein & Son Lingerie,
               Inc. ("SB&S") in August 2004, we have worked to integrate the
               SB&S business into the Company's business. During the remaining eleven months of fiscal 2005 following the SB&S acquisition, we reported SB&S sales and estimated gross margins separately to demonstrate to readers of our financial statements the effect that the acquisition had on our financial results, particularly with respect to prior period comparisons. Even though we
               substantially completed the integration of SB&S after
               approximately one year, we continued reporting SB&S sales and estimated gross margins separately during fiscal 2006 because only eleven months in fiscal 2005 included the SB&S business as compared to twelve months in fiscal 2006. Although the difference was insignificant at the end of fiscal 2006, the difference was significant in the first quarter of fiscal 2006 when comparing three months versus two months of operations with the SB&S business. Beginning in fiscal 2007, we stopped reporting SB&S sales and estimated gross margins separately because the SB&S business had been fully integrated and we had equal length reporting periods in each fiscal year that included the SB&S business. Even though management, with additional computer programming, was able to report SB&S sales and estimated gross margins separately, the Company does not prepare flash reports, budgets, board packages or internal financial statements on a separate basis for the SB&S division.

          3.   In order to report one business segment, similarities between the
               Company's business and the SB&S business must exist in all of the categories listed in paragraph 17 of SFAS No. 131, which are:

                    (a)  The nature of the products and services;

                    (b)  The nature of the production processes;

                    (c)  The type or class of customer for their products and
                         services;

                    (d)  The methods used to distribute their products or
                         provide their services; and

                    (e)  If applicable, the nature of the regulatory
                         environment, for example, banking, insurance, or public
                         utilities.

               One of the primary reasons that the SB&S acquisition was
               beneficial to the Company is that the Company operates its business similar to how SB&S operated its business prior to the acquisition in all of the areas listed above. This allowed the
               Company to quickly and efficiently integrate the two businesses.
               One area in which minor dissimilar economic characteristics exist between the Company and SB&S is with respect to gross margins.
               The gross margins for Movie Star and SB&S were approximately
               28.9% and 23.1%, respectively, in fiscal 2006 and 24.6% and
               23.2%, respectively, in fiscal 2005. Although there was an approximately 5% differential in fiscal 2006, certain Movie Star products sell at gross margins below the SB&S gross margin and, conversely, certain SB&S products sell at gross margins higher than the Movie Star gross margin. Given the numerous similar characteristics and few dissimilar characteristics that exist between the two businesses that are now fully

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               integrated, the Company believes that all of the criteria set forth in paragraph 17 of SFAS No. 131 have been satisfied to report one business segment.

          4.   As previously discussed with the Staff, the Company believes that it would be more appropriate to further evaluate the concept of segment reporting following the completion of the Company's merger with Frederick's of Hollywood ("FOH"). The Company
               believes that segment reporting will be required for the combined company due to marked differences in the economic characteristics of Movie Star and FOH. These differences will be apparent among products and services, production processes, type or class of customer, distribution methods, as well as the regulatory
               environment. The Company respectfully requests that the Staff consider its request to establish business segment reporting following the consummation of the merger.

The Company acknowledges that:

     o    The Company is responsible for the adequacy and accuracy of the disclosure in the filing:

     o    Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o    The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions or request further information, please do not hesitate to call the undersigned, Thomas Rende, Chief Financial Officer, at
(212) 798-4740 or the Company's outside counsel, Peter M. Ziemba, Esq, at (212)
818-8667 or Marci J. Frankenthaler, Esq. at (212) 818-8892.

                                           Very truly yours,

                                           Movie Star, Inc.

                                           By: /s/ Thomas Rende
                                               ---------------------------------
                                               Thomas Rende
                                               Chief Financial Officer

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